

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2019

Ryan M. Zink
Chief Financial Officer
Good Times Restaurants Inc.
141 Union Blvd, Suite 400
Lakewood, CA 80228

> **Re: Good Times Restaurants Inc.**
> **Form 10-K for the Fiscal Year Ended September 25, 2018**
> **File No. 000-18590**

Dear Mr. Zink:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Sincerely,

  Division of Corporation Finance
  Office of Transportation and Leisure